SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2022 (Report No. 1)

Commission file number: 001- 41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is Maris-Tech Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on June 21, 2022 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Registrant at the close of business on May 24, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-262910) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on June 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.
(Registrant)

Date: May 17, 2022	By:	/s/ Israel Bar
	Name:	Israel Bar
	Title:	Chief Executive Officer

2